SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of August 2007

Commission File Number 1-15028

China Unicom Limited
(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,
99 Queen’s Road Central, Hong Kong
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                                                Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T
Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T
Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                                                           No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-☐.)

EXHIBITS

Exhibit Number
1.1	Announcement in relation to the unaudited interim results of China Unicom Limited for the six months ended June 30, 2007.

FORWARD-LOOKING STATEMENTS

The announcement in relation to the unaudited interim results of the Company for the six months ended June 30, 2007, constituting Exhibit 1.1 to this Form 6-K, contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties.  Such forward-looking statements include, without limitation, the Company’s operating strategy and future plan; its capital expenditure plan; its future business condition and financial results; its abilities to upgrade and expand networks and increase network efficiency; its ability to improve existing services and offer new services; its ability to realize the advantages of CDMA technology and develop new technology applications; its ability to leverage its position as an integrated telecommunications operator and expand into new businesses and new markets; future growth of market demand for the Company’s services; and future regulatory and other developments in the PRC telecommunications industry.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors that may be beyond the Company’s control, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry, the State-owned Assets Supervision and Administration Commission and other relevant government authorities of the PRC; any decisions by the PRC government in relation to the technology standards and licenses of third generation mobile telecommunication; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technologies and applications based on such technologies; and any changes in political, economic, legal and social conditions in the PRC including the PRC government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into the PRC telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)

Date: August 24, 2007
	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer